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Exhibit 99.1

Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada M5X 1B8 416.362.2111 MAIN 416.862.6666 FACSIMILE

December 16, 2022

Bank of Montreal

1 First Canadian Place

18th Floor

Toronto, ON M5X 1A1

Bank of Montreal – Offering of Common Shares

We have acted as Canadian counsel to Bank of Montreal (the “Bank”) in connection with the offer and sale today (the “Offering”) by the Bank of 13,575,750 common shares of the Bank pursuant to the Bank’s registration statement on Form F-3 dated April 20, 2022 and Amendment No. 1 thereto dated May 25, 2022 (File No. 333-264388), declared effective by the United States Securities and Exchange Commission (the “SEC”) on May 26, 2022, the base prospectus contained in the Registration Statement (the “Base Prospectus”) and the preliminary prospectus supplement and the final prospectus supplement related to the Common Shares filed by the Bank with the SEC on December 12, 2022 and December 14, 2022, respectively (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”).

The offer and sale of the Common Shares is being made pursuant to an underwriting agreement dated December 13, 2022 among the Bank and the underwriters named therein (the “Underwriting Agreement”).

We have examined copies, certified or otherwise authenticated to our satisfaction, of the Registration Statement, the Prospectus and such statutes, public and corporate records, certificates and other documents, and considered such questions of law, as we have considered relevant and necessary as a basis for the opinions hereinafter set forth. In such examination we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as certified, conformed, photostatic, facsimile or electronic copies. For the purposes of the opinions expressed herein, we have, without independent investigation or verification, assumed that the Underwriting Agreement has been duly authorized, executed and delivered by, and constitutes or will constitute, as the case may be, a legal, valid and binding obligation of, each party thereto other than the Bank.

In giving this opinion, we express no opinion as to any laws other than the laws, at the date hereof, of the Province of Ontario and the federal laws of Canada applicable therein.

With respect to the continuing existence of the Bank as a Schedule I bank under the Bank Act (Canada) referred to in paragraph 1 below, we have relied, without independent investigation or verification, exclusively upon a Certificate of Confirmation dated December 15, 2022 issued by the Office of the Superintendent of Financial Institutions, which certificate we assume is accurate as of the date hereof.

Based and relying upon the foregoing and subject to the qualifications set forth herein, we are of the opinion that:

1.

The Bank validly exists as a Schedule I bank under the Bank Act (Canada) and has the corporate power to own, lease and operate its properties and to conduct its business as described in the Prospectus.

2.

Subject to receipt by the Bank of payment in full of the purchase price for the Common Shares as specified in the Underwriting Agreement, the Common Shares will be validly issued, fully paid and non-assessable.

This opinion is rendered solely in connection with the transactions covered hereby, is limited to the matters stated herein, and no opinions may be implied or inferred beyond matters expressly stated herein.

We hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933.

Yours truly,

/s/ Osler, Hoskin & Harcourt LLP